# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Karooooo Ltd., CIK 0001828102
CUSIP: Y4600W108
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 1 Harbourfront Avenue, Keppel Bay Tower #14-07, Singapore (U0), 098632
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Amends the filing with accession number 0001104659-22-012872
Filed by CIK 0001698060

## Reporting persons
- Gobi Capital LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,200,668; sole dispositive power 0; shared dispositive power 2,200,668; aggregate amount beneficially owned 2,200,668 (7.12% of the class)
- Bo Shan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,200,668; sole dispositive power 0; shared dispositive power 2,200,668; aggregate amount beneficially owned 2,200,668 (7.12% of the class)

## Item 1. Issuer
Name of issuer: Karooooo Ltd.
Address of issuer's principal executive offices: 1 Harbourfront Avenue Keppel Bay Tower #14-07 Singapore 098632

## Item 2. Person Filing
Name of person filing: Gobi Capital LLC and Bo Shan together the "Reporting Persons"
Address of principal business office or, if none, residence:
909 Montgomery Street, Suite 400
San Francisco, CA 94133
Citizenship: Gobi Capital LLC is a Delaware limited liability company. Bo Shan is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Gobi Capital LLC: 2,200,668

Bo Shan: 2,200,668
Percent of class:
Gobi Capital LLC: 7.12%.

Bo Shan: 7.12%.
Sole power to vote or to direct the vote:
Gobi Capital LLC - 0

Bo Shan - 0
Shared power to vote or to direct the vote:
Gobi Capital LLC - 2,200,668

Bo Shan - 2,200,668
Sole power to dispose or to direct the disposition:
Gobi Capital LLC - 0

Bo Shan - 0
Shared power to dispose or to direct the disposition:
Gobi Capital LLC - 2,200,668

Bo Shan - 2,200,668

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Gobi Capital LLC ("Gobi"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 2,200,668 shares, or 7.12% of the Ordinary Shares believed to be outstanding, as a result of acting as investment adviser to various clients. Bo Shan is the managing member of Gobi and as such is deemed to be the beneficial owner of 2,200,668 shares, or 7.12% of the Ordinary Shares believed to be outstanding. Clients of Gobi have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities. Gobi Master Fund, Ltd., a Cayman Islands exempted company for which Gobi acts as an investment adviser, may be deemed to beneficially own 821,787 of these 2,200,668 shares, which equates to 2.66% of the Ordinary Shares believed to be outstanding. Druid Investment Partners LP, a Delaware limited partnership for which Gobi acts as investment adviser, may be deemed to beneficially own 188,497 of these 2,200,668 shares, which equates to 0.61% of the Ordinary Shares believed to be outstanding. Gobi Concentrated Master Fund Ltd., a business company incorporated and existing under the laws of the British Virgin Islands for which Gobi acts as investment adviser, may be deemed to beneficially own 900,384 of these 2,200,668 shares, which equates to 2.91% of the Ordinary Shares believed to be outstanding.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A : Joint Filing Agreement by and between the Reporting Persons dated February 14, 2025.

## Signatures
- Gobi Capital LLC: /s/ Bo L. Shan, Bo L. Shan, as Managing Member of Gobi Capital LLC (02/14/2025)
- Bo Shan: /s/ Bo L. Shan, Bo L. Shan (02/14/2025)